Exhibit 99.1

BENITEC BIOPHARMA LIMITED

ABN 64 068 943 662

Appendix 4D

Results for Announcement to the Market

for the half year ended December 31, 2016

The following information is provided under listing rule 4.2A

1.	Reporting period

The financial information contained in this report is for the half-year ended December 31, 2016. Comparative amounts for the Consolidated Statement of Profit or Loss and Other Comprehensive Income are for the half-year ended December 31, 2015. Financial Position comparatives are at June 30, 2016.

2.	Results for Announcement to the Market	Change	% Change	$A’000

2.1	Revenue from ordinary activities	down	(20%)	258

2.2	(Loss) from ordinary activities after tax attributable to members	down	(81.6%)	(2,962)

2.3	Net (loss) for the period attributable to members	down	(81.6%)	(2,962)

2.4	The amount per security and franked amount per security of final and interim dividends	No dividends were declared or paid during the period

2.5	A brief explanation of any of the figures in 2.1 to 2.3 necessary to enable the figures to be understood	Refer to commentary below which was extracted from the Benitec Biopharma Limited interim report for the half-year ended December 31, 2016 which forms part of this ASX announcement

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Interim Report for the half year ended December 31, 2016

Appendix 4D continued

Results for Announcement to the Market

for the half year ended December 31, 2016

3	Commentary on results for the period

Benitec's Comprehensive loss for the half year to December 31, 2016 was $3.02m compared to a loss of $16.08m the previous corresponding period.

Operating revenue was $0.26m compared to $0.32m in the previous corresponding period. Operating expenses were $9.00m compared with operating expenses in the previous period of $16.40m.

The six-month loss includes a Research and Development tax rebate of $5.67 and a reduction in research and development spending of $4.15m. ($4.00m in the current period compared to $8.15m in the previous corresponding period.) As part of the previous corresponding R&D expense, Benitec acquired full rights to its preclinical hepatitis B program from its collaborator, Biomics Biotechnologies, for $2.5m in July 2015 with plans to independently progress the product candidate in this therapeutic field. The current six month period also showed the effect of reduced expenditure on hepatitis C program and non-small cell lung cancer program.

Benitec's current assets at December 31, 2016 were $19.36m (June 30, 2016: $19.38m), with current liabilities of $1.37m (June 30, 2016: $1.04m).

4.	Net tangible asset backing per share

	December 2016	December2015
Net tangible asset backing per ordinary share	10.6 cents	18.6 cents

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Interim Report for the half year ended December 31, 2016

BENITEC BIOPHARMA LIMITED

ABN 64 068 943 662

Interim Report

for the half year ended December 31, 2016

Contents

History, general information, explanatory notes, trademarks and patents, forward looking statements, exchange rate information	4
Directors' Report, including the review of operations	6
Auditors' Independence Declaration	15
Financial Statements	16
Consolidated Statement of Profit or Loss and Other comprehensive Income	16
Consolidated Statement of Financial Position	17
Consolidated Statement of Changes in Equity	18
Consolidated Statement of Cash Flows	19
Notes to the Consolidated Financial Statements	20
Management’s discussion and analysis of financial condition and review of operations	28
Risk factors	37
Directors' Declaration	38
Independent Review Report to the members of Benitec Biopharma Limited	39

The information in this report should be read in conjunction with the most recent annual financial report and any public announcements made by Benitec Biopharma Limited.

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Interim Report for the half year ended December 31, 2016

Company history, general information, explanatory notes and forward looking statements for the half year ended December 31, 2016

Company History

Benitec Biopharma Limited was incorporated under the laws of Australia in 1995 and has been listed on the Australian Securities Exchange, or ASX, since 1997. Since then, we have devoted most our resources to development of therapeutic agents related to DNA-directed RNA interference (ddRNAi). While we have established some licensing arrangements, we do not have any products approved for sale and have not generated any revenue from product sales. We have funded our operations primarily from private placements of ordinary shares, including $2.6M in October 2016, our U.S. initial public offering in August 2015 of $18.8m (U.S.$13.8m) and $31.5m in February 2014.We have also received cumulative research and development grants from the Australian federal government since inception, totalling $7.5m and have taken up additional research and development grant income of $5.67m as at 31 December 2016. Since Nasdaq listing in July 2015, we have earned licensing revenue from licensing our ddRNAi technology to five biopharmaceutical companies, totalling $0.3m.

In October 2016, the Company issued 29,305,819 fully paid ordinary shares, representing 19.99% of its existing issued capital for a post-issue holding of 16.67%, raising $2.62m.

In August 2015, we completed our US initial public offering in which we issued 30,000,000 ordinary shares (represented by 1,500,000 ADSs) and 575,000 Warrants, and we listed the ADSs and Warrants on The NASDAQ Capital Market.

In October 2012, we acquired Tacere Therapeutics, Inc., an RNA interference therapeutics company based in California with a development program focused on hepatitis C and age related macular degeneration (AMD). As consideration for the acquisition, we issued a total of 4,092,854 ordinary shares (taking into account a 25:1 share consolidation that became effective in July 2013), representing 9.8% of our issued capital immediately after the transaction, having an aggregate value of $1.5m.

Benitec Biopharma Limited is a listed public company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is Suite 1201, 99 Mount Street, North Sydney, NSW 2060 Australia. Our telephone number is +61 2 9555 6986. Our website address is www.benitec.com

General information

The financial statements cover Benitec Biopharma Limited as a Group consisting of Benitec Biopharma Limited and the entities it controlled at the end of, or during, the six month period ended December 31, 2016. The financial statements are presented in Australian dollars, which is Benitec Biopharma Limited's functional and presentation currency.

A description of the nature of the Group's operations and its principal activities are included in the Directors' report, which is not part of the financial statements.

The financial statements were authorised for issue, in accordance with a resolution of directors, on February 22, 2017. The directors have the power to amend and reissue the financial statements.

The Company’s directors and management are committed to conducting the Group’s business in an ethical manner and in accordance with the highest standards of corporate governance. The Company has adopted and substantially complies with the ASX Corporate Governance Principles and Recommendations (3rd Edition) (‘Recommendations’) to the extent appropriate to the size and nature of the Group’s operations.

The Company has prepared a Corporate Governance Statement which sets out the corporate governance practices that were in operation throughout the financial reporting period for the Company, identifies any Recommendations that have not been followed, and provides reasons for not following such Recommendations.

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Interim Report for the half year ended December 31, 2016

Company history, general information, explanatory notes and forward looking statements for the half year ended December 31, 2016

The Company’s Corporate Governance Statement and policies, which were approved by the Board of directors on August 30, 2016 can be found on its website: http://www.benitec.com/investor-centre/governance.

Explanatory Notes

Unless otherwise indicated or the context implies otherwise:

•	“we”, “us,” “our” or “Benitec” refers to Benitec Biopharma Limited, an Australian corporation, and its subsidiaries;

•	“shares” or “ordinary shares” refers to our ordinary shares;

•	“ADSs” refers to American Depositary Shares, each of which represents 20 ordinary shares; and

•	“Warrant” refers to a warrant to purchase one ADS at an exercise price of US$5.50 per ADS, exercisable from the date of issuance until five years thereafter.

Our fiscal year end is June 30. References to a particular “fiscal year” are to our fiscal year ended June 30 of that calendar year.

Unless otherwise indicated, the consolidated financial statements and related notes included in this document have been prepared in accordance with AASB 134 Interim Financial Reporting and also comply with International Financial Reporting Standards, or IFRS, and interpretations issued by the International Accounting Standards Board, or IASB, which differ in certain significant respects from Generally Accepted Accounting Principles in the United States, or GAAP.

Forward-Looking Statements

This document contains "forward-looking statements" within the meaning of section 27A of the US Securities Act of 1933 and section 21E of the US Securities Exchange Act of 1934. The Company has tried to identify such forward- looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements. Such statements include, but are not limited to, any statements relating to Benitec's pipeline of ddRNAi-based therapeutics, including the initiation, progress and outcomes of clinical trials and any other statements that are not historical facts. Such forward-looking statements involve risks and uncertainties, including, but not limited to, risks and uncertainties relating to the difficulties or delays in our plans to develop and potentially commercialise our product candidates, the timing of the initiation and completion of preclinical and clinical trials, the timing of patient enrolment and dosing in clinical trials, the timing of expected regulatory filings, the clinical utility and potential attributes and benefits of ddRNAi and our product candidates, potential future out-licenses and collaborations, our intellectual property position and duration of our patent portfolio, the ability to procure additional sources of financing and other risks detailed from time to time in filings that the Company makes with the ASX and US Securities and Exchange Commission, including our most recent annual report on Form 20-F and our reports on Form 6-K. Such statements are based on management's current expectations, but actual results may differ materially due to various factors, including those risks and uncertainties mentioned or referred to in this presentation. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

The forward-looking statements made in this document relate only to events or information as of the date on which the statements are made in this document. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements because of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

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Interim Report for the half year ended December 31, 2016

Directors' Report

for the half year ended December 31, 2016

The Company’s Directors present their report on the consolidated entity consisting of Benitec Biopharma Limited (‘Company’) and the entities it controlled (‘Group’) at the half year ended December 31, 2016.

Directors

The following persons were directors of Benitec Biopharma Limited (‘Benitec’) during the whole of the period and up to the date of this report, unless otherwise noted:

Mr. Peter Francis (Chairman)

Mr. Kevin Buchi

Dr John Chiplin

Ms Megan Boston (appointed on August 16, 2016)

Dr Jerel A Banks (appointed on October 26, 2016)

Mr. Iain Ross (retired September 30, 2016)

Financial Update

Benitec's loss for the half year to December 31, 2016 was $3.02m compared to a loss of $16.08m for the previous corresponding period.

Operating revenue was $0.26m compared to $0.32 m in the previous corresponding period. Operating expenses were $9.00m compared with operating expenses in the previous period of $16.40m.

The six-month loss includes a Research and Development tax rebate of $5.67 and a reduction in research and development spending of $4.15m. ($4.00m in the current period compared to $8.15m in the previous corresponding period.) As part of the previous corresponding R&D expense, Benitec acquired full rights to its preclinical hepatitis B program from its collaborator, Biomics Biotechnologies, for $2.5m in July 2015 with plans to independently progress the product candidate in this therapeutic field. The current six-month period also showed the effect of reduced expenditure on hepatitis C program and non-small cell lung cancer program.

Benitec's current assets at December 31, 2016 were $19.36m (June 30, 2016: $19.38m), with current liabilities of $1.37m (June 30, 2016: $1.04m).

Review of Operations

Benitec is using a novel application of gene silencing technologies to build a focused product pipeline to address unmet meeting needs across numerous indications. Benitec’s DNA-directed RNA interference (‘ddRNAi’) technology combines RNA interference (RNAi) with gene therapy delivery to change the way patients are treated and potentially cured.

We have a pipeline of product candidates for the treatment of numerous chronic and life-threatening human diseases, such as hepatitis B (‘HBV’), age-related macular degeneration (‘AMD’), solid tumours and oculopharyngeal muscular dystrophy (‘OPMD’). By combining the specificity and gene silencing effect of RNA interference with gene therapy, ddRNAi has the potential to produce long-lasting silencing of disease-causing genes from a single administration, which could eliminate the requirement for patient compliance to take regular doses of medicine for long-term management of their disease.

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Interim Report for the half year ended December 31, 2016

Directors' Report

for the half year ended December 31, 2016

Review of Operations (continued)

The Company has set the following priorities:

•	Progress its pipeline of proprietary ddRNAi-based therapeutics:
o	Benitec’s key pipeline programs are being progressed through their respective stages in the development pathway. The Company will require additional financing to conduct clinical trials with these product candidates. Further detail of each individual programs is provided in subsequent sections of this Review of Operations.

•	Continue the Company’s leadership position in ddRNAi-based therapeutics:
o	Benitec remains the only company to date to advance an RNAi therapeutic via systemic administration by gene therapy vectors and as such, retains a significant competitive edge for the development of this technology into human therapeutics.

•	Further develop and improve the ddRNAi platform technology and its associated intellectual property position:
o	Develop in-house ddRNAi platform technology and program related intellectual property, and in-license complementary technologies, as appropriate, to support the product pipeline. One such example is the Company’s relationship with 4D Molecular Therapeutics, LLC (4DMT) to co-develop novel gene therapy vectors to deliver the Company’s ddRNAi constructs to a large majority of the retinal cells of the eye from a single intravitreal injection to treat human ocular diseases.

•	Develop drug candidates in Benitec’s core disease areas and partner selectively to commercialise and expand the Company’s pipeline:
o	Form collaborations to expand the Company’s capabilities and product offerings into a range of diseases and potentially to more broadly accelerate the development and commercialisation of ddRNAi therapeutics. One such example is the collaboration Benitec has entered into with NantWorks to develop a clinical stage asset to treat Head and Neck Squamous Cell Carcinoma (HNSCC) using a gene silencing approach that targets the Epidermal Growth Factor Receptor (EGFR). Further detail of this program is provided in a subsequent section of this Review of Operations.
o	Advance one or more pipeline programs to key value inflection points with the goal of partnering with a pharmaceutical or biotechnology company.
o	When appropriate, progress one or more programs through to commercialisation by ourselves. For example, Benitec’s pipeline program to treat an orphan indication, OPMD, is a candidate for this approach primarily because it would not require significant large scale manufacturing or a specialised sales force once approved.
o	Out-license use of ddRNAi for applications and therapeutics outside of the Company’s immediate focus to expand Benitec’s franchise of ddRNAi-based therapeutics. As an example, Benitec licensed ddRNAi to Circuit Therapeutics to develop the technology in the area of intractable pain.

•	Pursue indications with high unmet medical need or where there is a particularly beneficial fit for the technology:
o	Programs currently being pursued at Benitec are severe diseases with high unmet medical need that have well characterised gene targets with the potential to be silenced, thus preventing the disease-causing gene from being expressed.
o	The Company also intends to develop ddRNAi applications in novel technologies, such as chimeric antigen receptor T cells (CAR-T) or other immuno-oncology targets, for a range of additional disease areas.

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Directors' Report

for the half year ended December 31, 2016

Review of Operations (continued)

In-house programs

As of December 31, 2016, Benitec has four key pipeline programs in development. Highlights of progress over the previous 6 months include:

(1)	Head and Neck Squamous Cell Carcinoma – BB-401 (EGFR AS asset): Late in 2016, Benitec entered into a collaboration with NantWorks to develop a clinical stage asset (BB-401) to treat Head and Neck Squamous Cell Carcinoma (HNSCC) using a gene silencing approach that targets the Epidermal Growth Factor Receptor (EGFR). According to a February 2016 GlobalData Report approximately 64,000 new patients will be diagnosed annually in the US with HNSCC and 50% of the patients are expected to develop recurrent or metastatic disease, with approximately 13,000 annual deaths expected in the US from HNSCC:

o	BB-401 is comprised of a DNA plasmid which produces an antisense RNA to silence EGFR. EGFR is a well validated oncology target and has been shown to be a key driver of the growth of HNSCC lesions with more than 80% of HNSCC lesions exhibiting significantly elevated levels of EGFR versus concentrations found in non-malignant tissues.

o	The anti-tumour efficacy of BB-401 has been explored in patients with advanced HNSCC with lesions that were unresponsive (‘refractory’) to standard anti-cancer therapies (Lai, et al., Journal of Clinical Oncology, 2009).
▪	Five patients (i.e. 29% of the evaluable Phase I study patients) achieved ‘Objective Responses’ with reductions in the sizes of their tumors by at least 30% of the original size.
▪	Two of these patients experienced ‘Complete Responses’ (i.e. reductions in the sizes of the injected malignant lesions of 100% by Response Evaluation Criteria in Solid Tumors or “RECIST” criteria) and three Phase I study patients experienced “Partial Responses” (i.e. reductions in the sizes of the injected malignant lesions of ≥ 30% by RECIST criteria).

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Review of Operations (continued)

▪	Two additional patients achieved ‘Stable Disease’ (i.e. a change in the sizes of the injected malignant lesions of -29% to +19%), leading to an overall “Disease Control Rate” of 41% for the 17 patients.
▪	Importantly, the EGFR-AS was only administered to target malignant lesions once per week for four weeks. Yet, in the seven patients that achieved Complete Responses, Partial Responses, and Stable Disease, the median duration of the observed anti-tumor response was 6.5 months.
▪	No Grade 3 or Grade 4 toxicity or Dose Limiting Toxicity was noted in the Phase I study.

o	BB-401 was subsequently evaluated in a follow-on clinical study that enrolled 6-patients with advanced HNSCC to explore potential BB-401-driven improvements by its addition to a pre-existing multi-agent anti-cancer treatment regimen comprised of cetuximab along with Intensity-Modulated Radiotherapy. The combination of cetuximab with radiation therapy, approved for treatment of locally or regionally advanced HNSCC, has a demonstrated Objective Response rate of 74%.
▪	In combination with the radiation and cetuximab, the addition of EGFR-AS resulted in five of the six patients (83%) experiencing Objective Responses, with three patients experiencing a Complete Response and the two others achieving a Partial Response.
▪	Additional combination studies, using significantly higher number of patients, are likely to be explored in the upcoming clinical development plan.

o	The collaboration between Benitec and NantWorks will also include the development of a novel compound (BB-501) utilising Benitec’s proprietary ddRNAi gene silencing platform against a related family of therapeutic targets underlying the core pathophysiology of HNSCC.

(2)	Hepatitis B – BB-101 and BB-103: The Company is developing BB-101 (formerly known as BB-HB-331) and BB-103 for the treatment of HBV, which infects up to 240 m people worldwide, resulting in up to 780,000 deaths per year. The key features and milestones of the HBV program are as follows:

o	BB-101, BB-102 and BB-103 are designed as single administration ddRNAi-based monotherapies or to be used in combination therapy with other anti-viral compounds. BB-101 is comprised of a single stranded recombinant DNA vector expressing three anti-HBV shRNA. BB-102 is similar to BB-101, with the exception that the recombinant genome is packaged as a self-complementary, double stranded DNA. BB-103 is a next generation vector in which the anti-HBV shRNA have been modelled into miRNA backbones for expression from wildtype pol III promoters. All are delivered intravenously using a gene therapy capsid (AAV8) that targets the liver and inhibits viral replication as well as restricts viral RNA levels and subsequent HBV protein production on a long-term basis.

o	In December 2016 Benitec released data showing that single administration of either BB-101, BB-102, or BB-103 demonstrated a robust and sustained suppression of HBV in an in vivo model when paired with current standard of care agents used to treat the disease. Having this magnitude of impact on the viral burden in this model of HBV infection gives the Company a high degree of confidence to further progress the lead candidate towards the clinic.

(3)	Age-related macular degeneration (AMD): AMD is the leading cause of irreversible vision loss in the United States, affecting an estimated 1.75m people and it is estimated that 196m people will be affected by AMD worldwide by 2020. The aim of this program is to develop a therapeutic that provides long-term treatment of AMD from a single intravitreal injection. The Company believes this could replace the need for regular injections of protein based therapeutic treatments into the eye, the current standard of care. The key milestones achieved over the last 6 months and next steps include:

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Directors' Report

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Review of Operations (continued)

o	BB-211 (formerly known as BB-AMD-211) is our lead candidate for the treatment of wet AMD;

o	In November 2014, the Company entered into a collaboration with 4D Molecular Therapeutics (4DMT) for the development of the delivery vector for ocular-based ddRNAi products.

o	Under this collaboration, the Company is currently validating the distribution of these novel AAV capsids. These experiments are being performed in non-human primate eyes by expression of a fluorescent reporter gene packaged in the novel capsids in order to directly visualise expression within multiple cell types of the retina following intravitreal delivery.

o	The Company is in the final stages of the biodistribution studies to select the optimal AAV capsid with the aim of commencing in vivo proof of concept studies early in 2017.

(4)	Oculopharyngeal Muscular Dystrophy (OPMD): Benitec is developing a ddRNAi treatment for the treatment of OPMD. In this novel treatment the Company is developing a “knock down & replace” approach, silencing a mutant gene in conjunction with its replacement with healthy wild type gene. OPMD is an autosomal-dominant inherited, slow-progressing, late-onset degenerative muscle disorder that usually starts in patients during their 40s or 50s. The disease is manifested by progressive swallowing difficulties (dysphagia) and eyelid drooping (ptosis). OPMD is caused by a specific mutation in the poly(A)-binding protein nuclear 1, or PABPN1, gene. OPMD is a rare disease and has been reported in at least 33 countries. Patients suffering with OPMD are well identified and are aggregated in particular regions, which we believe should simplify clinical development and in house commercialisation. Key milestones achieved over the last 6 months and next steps include:

o	In December 2016 Benitec signed a new Research and Collaboration Agreement with the Royal Holloway University of London (RHUL) and the Institut de Myologie (IM) in Paris to support the key in vivo studies with its ddRNAi based therapeutics for the treatment of OPMD.

o	Under the collaboration with RHUL, the Company has initiated in vivo studies in an animal model of OPMD with the lead clinical candidates. These studies are ongoing and the Company anticipates having data to report in the first half of 2017.

Licensed programs

In addition to the Company’s in-house development programs, Benitec has licensed its ddRNAi technology to companies who are developing therapeutic programs in disease areas that are outside of Benitec’s pipeline areas.

The table on the next page sets forth the out-licensed programs and their development status.

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Licensed programs (continued)

HIV/AIDS: In March 2012, Benitec granted a non-exclusive, royalty-bearing, worldwide license to a U.S.-based biotechnology company, Calimmune, Inc. Under the agreement, Calimmune could develop, use and commercialise ddRNAi to silence up to three targets for the treatment or prevention of HIV/AIDS. Calimmune's approach was developed with core technology from the laboratory of Dr. David Baltimore, a Nobel Laureate in the area of HIV/AIDS, and involves silencing the gene that codes for a receptor protein known as CCR5. Calimmune's HIV/AIDS treatment is known as Cal-1.

In 2013, Calimmune commenced a Phase I/IIa clinical trial of Cal-1. The goal of the trial is to assess the safety of the therapy, to determine the ease of use and feasibility of the approach for HIV/AIDS patients and to evaluate what, if any, side effects there may be. The study is ongoing with data readouts expected in 2017.

Cancer Immunotherapy: In August 2013, an exclusive, royalty-bearing, worldwide license was granted to a U.S.-based biotechnology company, Regen Biopharma Inc. to use ddRNAi for silencing expression of indoleamine 2,3—dioxygenase, or IDO, in dendritic cells. Regen is developing a cancer immunotherapy using the licensed technology. IDO is associated with immune-suppression and is overexpressed in some cancers. Regen has reported preclinical evidence that modification of these cells using ddRNAi targeting the silencing of IDO may significantly enhance their efficacy in cancer immunotherapy. Regen's first treatment, which is for breast cancer, is called dCellVax.

In September 2016, Regen announced it had submitted a revised IND application to the FDA to support a clinical trial with dCellVax. The clinical trial involves generation of patient-specific immune stimulatory cells termed "dendritic cells" that are modified by gene-silencing so as to lose expression of the immune checkpoint gene IDO.  Ten patients with advanced breast cancer will be treated in the proposed clinical trial.

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Directors' Report

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Licensed programs (continued)

Retinitis Pigmentosa: In July 2012, an exclusive, royalty-bearing, worldwide license was granted to Ireland-based biotechnology company, Genable Technologies Limited to use, develop or commercialise RNAi for treatment or prevention of retinitis pigmentosa. Genable's treatment involves suppression of the mutant and normal genes, and replacement with a normal RHO gene that has been modified to be resistant to ddRNAi gene silencing. Genable has reported that it established proof of concept in an in vivo model of the disease. Genable's treatment for retinitis pigmentosa, GT308, is named RhoNova. RhoNova™ has been granted Orphan Drug Designation in both the U.S. and Europe in addition to the Advanced Therapy Medicinal Product designation from the European Medicines Agency. In March 2016, Spark Therapeutics acquired Genable Technologies Limited for a combination of cash and common stock. Spark has indicated support for continuing the development of RhoNova™.

Huntington’s disease: In December 2012, Benitec granted a non-exclusive, royalty-bearing, worldwide license to a Netherlands-based biotechnology company, uniQure biopharma B.V. to use, develop or commercialise RNAi therapeutics for Huntington's disease.

The Company intends to file an investigational new drug application for Huntington’s disease following the completion of ongoing IND-enabling studies with its product candidate, AMT-130.

Intractable Neuropathic Pain: In November 2014, an exclusive, royalty-bearing, worldwide license was granted to a U.S.-based biotechnology company, Circuit Therapeutics, Inc. to use ddRNAi for the development of treatments for and the prevention of pain.

Intellectual property

Benitec manages a substantial portfolio of patents relating to the ddRNAi platform technology, improvements to this technology and its pipeline programs. The Company continues to hold a dominant position in the field of expressed RNAi and it defends its position in this space. With the limited patent term remaining on the platform patents licensed from CSIRO, Benitec’s focus has increasingly been on establishing patent protection for its pipeline and products in development with the aim of securing competitive and commercially relevant intellectual property position for each of its programs. The list of the patents related to each program can be found on the Company website at www.benitec.com.

Commercialisation

Business development activities based on proactive engagement with biotechnology and pharmaceutical companies remains a major focus for Benitec, primarily in the following areas:

•	Partnering pipeline programs by co-development or licensing to other biotechnology and pharmaceutical companies,

•	Collaborating with pharmaceutical companies on nominated targets using Benitec’s ddRNAi technology, and

•	Licensing ddRNAi to commercial users of the technology.

The Company continues to generate strong interest from a number of potential partners with a particular focus on hepatitis B, AMD and the ddRNAi platform.

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Interim Report for the half year ended December 31, 2016

Directors' Report

for the half year ended December 31, 2016

Shareholdings by each director and other members of key management

The number of shares in the Company held during the period by each director and other members of key management personnel (KMP) of the Group, including their personally related parties, is set out below:

	Balance at July 1, 2016	Received as part of remuneration	Exercise of options	Disposals /other		Balance at December 31, 2016
Ordinary shares
Peter Francis	424,174	-	-	-		424,174
Kevin Buchi	861,539	-	-	-		861,539
John Chiplin	200,000	-	-	-		200,000
Dr Jerel A Banks(1)	-	-	-	29,305,819	(1)	29,305,819
Iain Ross	66,364	-	-	(66,364	)(2)	-
Carl Stubbings	136,787	-	-	(136,787	)(3)	-
	1,688,864	-	-	29,102,668		30,791,532

(1)	Dr Jerel A Banks was appointed as a director on October 26, 2016. Dr Banks is the Chief Investment Officer of Nant Capital LLC. Due to this relationship Dr Banks is deemed to have a relevant interest in Nant Capital’s shareholding in the Company.

(2)	Iain Ross retired as a director on September 30, 2016

(3)	Carl Stubbings resigned on August 10, 2016

None of the shares are held nominally by the key management personnel.

Option holdings by each director and other members of key management

The number of options over ordinary shares in the Company held during the period by each director and other members of key management personnel of the Group, including their personally related parties, is set out below:

	Balance at 1 July 2016	Granted	Exercised	Expired /forfeited other	Balance at 31 December 2016	Vested and exercisable	Vested and un- exercisable
Options over ordinary shares
Peter Francis	3,000,000	-	-	(1,600,000)	1,400,000	933,332
Kevin Buchi	1,240,000	-	-	-	1,240,000	960,000	-
John Chiplin	1,240,000	-		(400,000)	840,000	560,000	-
Iain Ross	1,240,000	-	-	(1,240,000)	-	-	-
Greg West	1,000,000	2,200,000	-	-	3,200,000	1,000,000	-
David Suhy	1,200,000	-	-	-	1,200,000	1,200,000	-
	8,920,000	2,200,000	-	(3,240,000)	7,880,000	4,653,332	-

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Other transactions with key management personnel and their related parties

Legal services at normal commercial rates totalling $85,898 (half year ended December 31, 2015: $59,102) were provided by Francis Abourizk Lightowlers, a law firm in which Peter Francis is a partner and has a beneficial interest.

In addition, Benitec rented office space in Melbourne from Francis Abourizk Lightowlers and the rental cost for the period was $11,102.

Consultancy fees were paid for executive duties totalling $32,133 (half year ended December 31, 2015: $85,113) provided by Newstar Ventures Ltd, a corporation in which John Chiplin is a Director and has a beneficial interest.

Events after the balance sheet date

On the 30 January 2017 Benitec entered into a Research Collaboration Agreement with Nant Capital LLC (Nant). for the development of a head and neck cancer squamous cell carcinoma (HNSCC) program.

Under the terms of the executed Research Collaboration Agreement, Benitec has taken control of the clinical development of BB—401, a recombinant DNA construct that produces an antisense RNA with specificity against Epidermal Growth Factor Receptor (EGFR).

Benitec expects the rapid progression of BB-401 into the next stages of development, which includes plans to meet with the FDA and other regulatory agencies and targets starting a midstage human clinical study early in 2018.

In parallel, the scientific team at Benitec has initiated a discovery stage program using its proprietary ddRNAi platform, to develop follow—on anti—EGFR strategies. The clinical data obtained from the BB—401 program will be used to inform the development pathway of BB—501, the ddRNAi DNA construct. It is thought that the efficiency of target knockdown will be significantly greater with RNA interference as opposed to the post transcriptional gene silencing mechanism of BB-401

Signed in accordance with a resolution of the Directors.

Peter Francis

Director

Melbourne, February 22, 2017

BENITEC BIOPHARMA LIMITED	Page | 14
Interim Report for the half year ended December 31, 2016

Level 17, 383 Kent Street Sydney NSW 2000 Correspondence to: Locked Bag Q800 QVB Post Office Sydney NSW 1230 T +61 2 8297 2400 F +61 2 9299 4445 E info.nsw@au.gt.com W www.grantthornton.com.au

Auditor’s Independence Declaration

To The Directors of Benitec Biopharma Limited

In accordance with the requirements of section 307C of the Corporations Act 2001, as lead auditor for the review of Benitec Biopharma Limited for the half-year ended 31 December 2016, I declare that, to the best of my knowledge and belief, there have been:

a	No contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b	No contraventions of any applicable code of professional conduct in relation to the review.

GRANT THORNTON AUDIT PTY LTD

Chartered Accountants

L M Worsley

Partner - Audit & Assurance

Sydney, 22 February 2017

Grant Thornton Audit Pty Ltd ACN 130 913 594

a subsidiary or related entity of Grant Thornton Australia Ltd ABN 41 127 556 389

‘Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Ltd is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 and its Australian subsidiaries and related entities. GTIL is not an Australian related entity to Grant Thornton Australia Limited.

Liability limited by a scheme approved under Professional Standards Legislation.

Page | 15

BENITEC BIOPHARMA LIMITED

Consolidated Statement of Profit or Loss

and Other Comprehensive Income

FOR THE HALF-YEAR ENDED DECEMBER 31, 2016

		Six months ended
	Notes	December 2016	December 2015
		$’000	$’000
Revenue	2	258	322
Other income	2	5,780	-
Total Income		6,038	322

Expenses
Royalties and licence fees		(121)	(49)
Research and development		(3,999)	(8,151)
Employee benefits expense		(2,570)	(3,357)
Share-based expense		(229)	(1,475)
Travel related costs		(320)	(725)
Consultants costs		(442)	(561)
Occupancy costs		(280)	(286)
Depreciation		(110)	(47)
Corporate expenses		(905)	(544)
Foreign exchange realized loss		(15)	(241)
Loss on disposal of fixed assets		(7)	-
IPO costs		-	(960)
Total Expenses		(8,998)	(16,396)

Loss before income tax		(2,960)	(16,074)
Income tax		(2)	-
Loss after income tax for the period attributable to the owners of Benitec Biopharma Limited		(2,962)	(16,074)

Other comprehensive income
Foreign currency translation		(62)	(4)
Other comprehensive loss for the period, net of tax		(62)	(4)
Total comprehensive loss for the period attributable to the owners of Benitec Biopharma Limited		(3,024)	(16,078)

Basic earnings (loss) for the half-year, cents per share		(1.9)	(11.6)
Diluted earnings (loss) for the half-year, cents per share		(1.9)	(11.6)

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

BENITEC BIOPHARMA LIMITED	Page | 16
Interim Report for the half year ended December 31, 2016

BENITEC BIOPHARMA LIMITED

Consolidated Statement of Financial Position

FOR THE HALF-YEAR ENDED DECEMBER 31, 2016

	Notes	December	June
		2016	2016
		$’000	$’000
ASSETS
Current Assets
Cash and cash equivalents		12,274	18,230
Other financial assets		100	-
Trade and other receivables	5	6,635	977
Other	6	354	177
Total Current Assets		19,363	19,384

Non-Current Assets
Deposits		60	-
Plant and equipment		519	506
Total Non-Current Assets		579	506

TOTAL ASSETS		19,942	19,890

LIABILITIES
Current Liabilities
Trade and other payables	7	1,135	833
Provisions	8	233	202
Total Current Liabilities		1,368	1,035

Non-Current Liabilities
Provisions		27	18
Total Non-Current Liabilities		27	18

TOTAL LIABILITIES		1,395	1,053

NET ASSETS		18,547	18,837

EQUITY
Issued capital	9	150,146	147,641
Reserves		1,498	2,565
Accumulated losses		(133,097)	(131,369)
TOTAL EQUITY		18,547	18,837

The above consolidated statement of financial position should be read in conjunction with the accompanying notes

BENITEC BIOPHARMA LIMITED	Page | 17
Interim Report for the half year ended December 31, 2016

BENITEC BIOPHARMA LIMITED

Consolidated Statement of Change in Equity

FOR THE HALF-YEAR ENDED DECEMBER 31, 2016

	Issued capital	Reserves	Accumulated Losses	Total equity
	$’000	$’000	$’000	$’000
Consolidated
Balance at June 30, 2015	129,631	2,038	(107,791)	23,878
Loss for the period	-	-	(16,074)	(16,074)
Other comprehensive income	-	(4)	-	(4)
- Foreign exchange translation reserve
Total comprehensive income	-	(4)	(16,074)	(16,078)
Contributions of equity, net of transaction costs	18,010	-	-	18,010
Share based payments	-	1,475	-	1,475
Transfer of expired share based payments	-	(902)	902	-
At December 31, 2015	147,641	2,607	(122,963)	27,285

Balance at June 30 2016	147,641	2,565	(131,369)	18,837
Loss for the period	-	-	(2,962)	(2,962)
Other comprehensive income	-		-	-
- Foreign exchange translation reserve	-	(62)		(62)
Total comprehensive income	-	(62)	(2,962)	(3,024)
Contributions of equity, net of transaction costs	2,505	-	-	2,505
Share based payments	-	229	-	229
Transfer of expired share based payments	-	(1,234)	1,234	-
At December 31, 2016	150,146	1,498	(133,097)	18,547

The above consolidated statement of Changes in Equity should be read in conjunction with the accompanying notes.

BENITEC BIOPHARMA LIMITED	Page | 18
Interim Report for the half year ended December 31, 2016

BENITEC BIOPHARMA LIMITED

Consolidated Statement of Cash Flows

FOR THE HALF-YEAR ENDED DECEMBER 31, 2016

	Six months ended
	Dec 2016	Dec 2015
	$’000	$’000
Cash flows from operating activities
Receipts from customers	139	272
Interest received	79	134
Payments to suppliers and employees	(8,449)	(14,893)
Net cash used in operating activities	(8,231)	(14,487)

Cash flows from investing activities
Payments for and proceeds on sale of property, plant and equipment	(121)	(71)
Investments/purchase of short term deposits	-	(2,000)
Security deposits	(147)	-
Net cash used in investing activities	(268)	(2,071)

Cash flows from financing activities
Proceeds from issue of shares	2,622	19,462
IPO and share issue transaction costs	(117)	(1,952)
Net cash from financing activities	2,505	17,510

Net (decrease)/increase in cash and cash equivalents	(5,994)	952
Cash and cash equivalents at beginning of the period	18,230	21,788
Effects of exchange rate changes on cash and cash equivalents	38	24
Cash and cash equivalents at end of the period	12,274	22,764

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

BENITEC BIOPHARMA LIMITED	Page | 19
Interim Report for the half year ended December 31, 2016

Notes to the Consolidated Financial Statements

FOR THE HALF-YEAR ENDED DECEMBER 31, 2016

1.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL REPORT

The interim consolidated financial statements (the interim financial statements) of the Group are for the six months ended December 31, 2016 and are presented in Australian dollars ($), which is the functional currency of the parent company. These general purpose interim financial statements have been prepared in accordance with the requirements of the Corporations Act 2001 and AASB 134 Interim Financial Reporting. They do not include all of the information required in annual financial statements in accordance with International Accounting Standards, and should be read in conjunction with the consolidated financial statements of the Group for the year ended June 30, 2016 and any public announcements made by the Group during the half-year in accordance with continuous disclosure requirements arising under the Australian Stock Exchange Listing Rules and the Corporations Act 2001. The interim financial statements have been approved and authorised for issue by the Board of Directors on February 22, 2016.

(a)	Basis of accounting

The half-year financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards including AASB 134 “Interim Financial Reporting” and other mandatory professional reporting requirements.

This financial report has been prepared on a going concern basis.

During the six months ended December 31, 2016, the consolidated entity incurred a loss of $2.96m (2015 comparative period: loss $16.07m) and had net operating cash outflows of $8.23m (2015 comparative period $14.49m).

The directors having performed a review of the cash flow forecasts, considered the cash flow needs of the Group, believe that the strategies in place are appropriate to generate funding which will be sufficient to maintain the going concern status of the Group. The company has a demonstrated ability to raise additional capital. The Company completed a capital raising of $2.62m on October 24, 2016 and has announced its intentions to raise additional funds in the next six months.

If these strategies are unsuccessful then the Group may need to realise its assets and extinguish liabilities other than in the ordinary course of business and at amounts different to those disclosed in the financial report.

The financial report does not contain any adjustments to the amounts or classifications of recorded assets or liabilities that might be necessary if the Group does not continue as a going concern.

The financial statements take no account of the consequences, if any, of the effects of unsuccessful product development or commercialisation, nor of the inability of the Group to obtain adequate funding in the future.

The financial report has been prepared in accordance with the historical convention. For the purpose of preparing the financial report, the half-year has been treated as a discrete reporting period.

(b)	Summary of significant accounting policies

The interim financial statements have been prepared in accordance with the accounting policies adopted in the Group’s last annual financial statements for the year ended June 30, 2016.

(c)	Estimates

When preparing the interim financial statements, management undertakes a number of judgements, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses. The actual results may differ from the judgements, estimates and assumptions made by management, and will seldom equal the estimated results.

BENITEC BIOPHARMA LIMITED	Page | 20
Interim Report for the half year ended December 31, 2016

Notes to the Consolidated Financial Statements

FOR THE HALF-YEAR ENDED DECEMBER 31, 2016

1	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL REPORT (continued)

(d)	Estimates (continued)

The judgements, estimates and assumptions applied in the interim financial statements, including the key sources of estimation uncertainty were the same as those applied in the consolidated entity's last annual financial statements for the year ended June 30, 2016.

Grant income is generated through the Australian federal government’s Research and Development Tax Incentive program, under which the government provides a cash refund for the 45% of eligible research and development expenditures. Because the grants are determined by the Australian government following the completion of a fiscal year based upon eligible research and development expenditures, grants are recorded in the fiscal year received, or anticipated to be received, (when a reliable estimate can be made) rather than the fiscal year to which they relate. From July 2016, the cash refund rate has been decreased to 43.5% affecting claims made for the financial year 2017.

(e)	Significant events and transactions

Key highlights of the interim reporting period to December 31, 2016 include the following:

Placement of Shares to, and strategic engagement with, Nant Capital LLC

On October 24, 2016, Benitec entered into a strategic engagement with Nant Capital, LLC. The strategic engagement included a scientific collaboration in clinical programs and an immediate private placement to Nant Capital, LLC of 29,305,819 ordinary shares in Benitec, representing approximately 19.9% of its then outstanding issued capital (for a post-issue holding of approximately 16.7%). The shares were priced at $0.0895 per share, representing the 7-day volume weighted average price of the ordinary shares on the ASX prior to the execution of a share purchase subscription agreement.

On December 14, 2016 shareholders approved the issue of up to an additional 29,305,819 ordinary shares to Nant Capital, LLC within three months which, should the issue proceed, would result in Nant Capital, LLC holding approximately 28.6% of the issued capital of Benitec. The capital raised is to be used to fund technology to be sublicensed from NantWorks, LLC and to fund our existing therapeutic candidate development programs. Nant Capital, LLC could only be required to purchase the additional ordinary shares if it has entered into a collaboration agreement with Benitec and the purchase price would be market price.

On December 23, 2016 Benitec entered into an antisense oligonucleotide (“ASO”) sublicense from NantWorks, LLC for the treatment of squamous cell carcinoma associated with head and neck cancer (“SCCHN”). Benitec and NantWorks LLC have agreed to use their reasonable efforts to enter into a scientific collaboration agreement by January 27, 2017. The scientific collaboration would encompass a Phase II/III study in which the ASO directed at epidermal growth factor receptor (“EGFR”) would be coupled with Erbitux for treating patients. Sublicense terms are to be settled between Benitec and NantWorks, LLC. The ddRNAi program is expected to be a second generation therapeutic for the treatment of SCCHN. The use of ddRNAi could provide the ability to target patients with a variant of EGFR, which can compromise up to 40% of SCCHN patients with malignant lesions. Benitec has modelled entry into the clinic for a Phase I/IIa study at the end of calendar year 2018, assuming a start date of early calendar 2017. Benitec would be the sponsor on record for the clinical trial.

Upon completion of the initial placement of ordinary shares, Jerel A Banks, the Chief Investment Officer of Nant Capital, LLC, was appointed to the Board of Directors of Benitec. Prior to joining NantWorks, LLC, Dr. Banks served as vice president, portfolio manager and research analyst for the Franklin Biotechnology Discovery Fund at Franklin Templeton Investments. Dr. Banks earned an M.D. from the Brown University School of Medicine and Ph.D in Organic Chemistry from Brown University, and he holds an A.B in Chemistry from Princeton University.

BENITEC BIOPHARMA LIMITED	Page | 21
Interim Report for the half year ended December 31, 2016

Notes to the Consolidated Financial Statements

FOR THE HALF-YEAR ENDED DECEMBER 31, 2016

1	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL REPORT (continued)

Restructuring of Senior Executive team

Benitec announced a restructure of its executive team with appointment of Mr Greg West as permanent CEO, Dr Cliff Holloway as Chief Business and Operating Officer, and Mr Bryan Dulhunty as Chief Financial Officer. The changes signify an important new era for the Company and strengthens its core capabilities with their combined expertise in global biotechnology and biopharmaceutical sectors. Benitec remains committed to its articulated strategy to develop and enhance its ddRNAi technology platform, establish co-development and collaboration arrangements for non-pipeline projects, and to out-license ddRNAi to companies that are developing therapeutic programs independently.

On appointment of Mr West as CEO, Mr West was granted 2.2m options vesting over 3 years and expiring in 5 years. The exercise price is 16.65 cents per option.

Appointment of new Audit and Risk Committee Chair

Benitec announced the appointment of Ms Megan Boston as Director of the Company and Chair of the Audit and Risk Committee on the August 16, 2016. Ms Boston has significant experience in finance, audit, risk management, compliance and corporate governance sectors with listed entities and government organisations in Australia. Mr. Iain Ross stepped down as Chair of the Audit and Risk Committee on the appointment of Ms Boston.

Resignation of Director

Mr Iain Ross resigned as a director on September 30, 2016.

Change in Company Secretary

Ms. Sakura Holloway was appointed Joint Company Secretary on the 23 August 2016. She left the Company on October 11, 2016 and ceased her role as Company Secretary on that date. Mr Greg West remains as Company Secretary.

2	REVENUE AND EXPENSES

		Consolidated Six months ended
		December 2016	December 2015
(a)	Revenue	$’000	$’000
	Licensing revenue and royalties	171	188
	Interest	87	134
		258	322
(b)	Other income
	Australian Government R&D Grants	5,666	-
	Net Foreign exchange unrealized gain	114	-
		5,780	-
(c)	Expenses
	Depreciation	110	47
	Share-based payments	229	1,475
	Foreign exchange fluctuation	(15)	241

BENITEC BIOPHARMA LIMITED	Page | 22
Interim Report for the half year ended December 31, 2016

Notes to the Consolidated Financial Statements

FOR THE HALF-YEAR ENDED DECEMBER 31, 2016

2	REVENUE AND EXPENSES (continued)

(d)	Seasonality of Operations

There is no discernible seasonality in the operations of the consolidated entity

3.	OPERATING SEGMENTS

Business Segments

The Group had only one business segment during the period, being the global commercialisation by licensing and partnering of patents and licences in biotechnology, with applications in biomedical research and human therapeutics.

Geographical Segments

Business operations are conducted in Australia. However there are controlled entities based in the USA and United Kingdom. The United Kingdom entity has no segment revenues, results or assets.

Geographical location	Segment Revenues from External Customers		Segment Results		Carrying Amount of Segment Assets
	Dec 2016	Dec 2015	Dec 2016	Dec 2015	Dec 2016	Jun 2016
	$’000	$’000	$’000	$’000	$’000	$’000
Australia	258	322	(3,126)	(13,891)	18,873	19,076
United States of America	-	-	163	(2,183)	1,069	814
	258	322	(2,962)	(16,074)	19,942	19,890

Accounting Policies

Segment revenues and expenses are directly attributable to the identified segments and include joint venture revenue and expenses where a reasonable allocation basis exists. Segment assets include all assets used by a segment and consist mainly of cash, receivables, inventories, intangibles and property, plant and equipment, net of any allowances, accumulated depreciation and amortisation. Where joint assets correspond to two or more segments, allocation of the net carrying amount has been made on a reasonable basis to a particular segment. Segment liabilities include mainly accounts payable, employee entitlements, accrued expenses, provisions and borrowings. Deferred income tax provisions are not included in segment assets and liabilities.

4.	EVENTS AFTER THE BALANCE SHEET DATE

On the 30 January 2017 Benitec entered into a Research Collaboration Agreement with Nant Capital LLC (Nant). for the development of a head and neck cancer squamous cell carcinoma (HNSCC) program.

Under the terms of the executed Research Collaboration Agreement, Benitec has taken control of the clinical development of BB—401, a recombinant DNA construct that produces an antisense RNA with specificity against Epidermal Growth Factor Receptor (EGFR).

Benitec expects the rapid progression of BB-401 into the next stages of development, which includes plans to meet with the FDA, and other regulatory agencies and targets starting a midstage human clinical study early in 2018.

In parallel, the scientific team at Benitec has initiated a discovery stage program using its proprietary ddRNAi platform, to develop follow—on anti—EGFR strategies. The clinical data obtained from the BB—401 program will be used to inform the development pathway of BB—501, the ddRNAi DNA construct. It is thought that the efficiency of target knockdown will be significantly greater with RNA interference as opposed to the post transcriptional gene silencing mechanism of BB—401

BENITEC BIOPHARMA LIMITED	Page | 23
Interim Report for the half year ended December 31, 2016

Notes to the Consolidated Financial Statements

FOR THE HALF-YEAR ENDED DECEMBER 31, 2016

5.	TRADE AND OTHER RECEIVABLES

	Consolidated
	Dec 2016	June 2016
	$'000	$'000
Settlement Receivable*	900	900
R&D Grant Receivable	5,618	-
Other	117	77
	6,635	977

* On August 26, 2016, a settlement agreement was reached for the return of $900k of a $2.70m clinical trial prepayment that had previously been shown in the June 2015 financial statements. Payment was due on 31 December 2016. By agreement the payment period has been extended to 31 March 2017. The prepayment had originally been made to conduct a small cell lung cancer program. The lung cancer program was cancelled in the year ended June 2016. Payment is expected on 31 March 2017.

There is no receivable balance that is either past due or impaired.

	Consolidated
	Dec 2016	June 2016
	$'000	$'000
6. CURRENT ASSETS – OTHER
Prepayments	337	149
Other current assets	17	28
	354	177

7. TRADE AND OTHER PAYABLES
Trade creditors	649	538
Sundry creditors and accrued expenses	486	295
	1,135	833

8 PROVISIONS
Employee Benefits	208	202
Provision for make good	25	-
	233	202

BENITEC BIOPHARMA LIMITED	Page | 24
Interim Report for the half year ended December 31, 2016

Notes to the Consolidated Financial Statements

FOR THE HALF-YEAR ENDED DECEMBER 31, 2016

9.	ISSUED CAPITAL

ISSUED CAPITAL

Details	Date	Number of Shares	$
Balance	June 30, 2016	146,529,096	147,641
Issued	October 24, 2016	29,305,819	2,505
Balance	December 31, 2016	175,834,915	150,146
The weighted average number of shares on issue during the six months to 31 December 2016 was		155,825,028

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the Company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value and the Company does not have a limited amount of authorised capital.

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

Benitec shares are listed on the Australian Stock exchange and trade under the code BLT.

Benitec shares trade on Nasdaq as American Depository Receipts (ADR) under the code BNTC. Each ADR represents 20 ordinary shares.

Share buy-back

There is no current on-market share buy-back.

Share options outstanding at December 31, 2016

•	Director and Employee Share issue plan

		Exercise	Number
Grant date	Expiry date	price	under option
February 7, 2012 **	February 7, 2017	$1.25	156,000
November 16, 2012 **	November 16, 2017	$1.25	400,000
November 16, 2013 *	May 18, 2018	$0.62	400,000
August 22, 2013 **	August 22, 2018	$1.25	480,000
May 15, 2014 **	May 15, 2019	$1.50	180,000
December 17, 2014 **	December 17, 2019	$1.25	2,334,000
May 6, 2015 **	May 6, 2020	$1.25	650,000
November 12, 2015*	November 12, 2020	$0.77	3,080,000
August 9, 2016**	August 9, 2021	$0.17	2,200,000
			9,980,000

* Non-Executive Directors options

** Executive and employee options

BENITEC BIOPHARMA LIMITED	Page | 25
Interim Report for the half year ended December 31, 2016

Notes to the Consolidated Financial Statements

FOR THE HALF-YEAR ENDED DECEMBER 31, 2016

9.	ISSUED CAPITAL (continued)

•	Unlisted Options issued as attaching options with the 28 February 2014 placement of shares

February 28, 2014	28 February 2019	$1.26	13,246,203

•	Nasdaq Warrants/Options***

August 20, 2015 ***	21 August 2020	U.S. $ 0.275	11,500,000

*** Options converted to listed NASDAQ warrants (BNTCW).

“Warrant” refers to a warrant to purchase one ADS at an exercise price of U.S.$5.50 per ADS (the equivalent of 20 options over ordinary shares at U.S. $0.275 per share), exercisable from the date of issuance until five years thereafter (28 February 2019).

Total Options on Issue	35,526,203

10.	COMMITMENTS

On December 18, 2012, the Company announced the appointment of Synteract, Inc. as its Clinical Research Organisation responsible for the progression of TT-034 into Phase I/IIa clinical trials in the U.S. The Group has negotiated a contract with favourable commercial terms, in some instances requiring prepayment, for Synteract to continue to manage the Phase I/IIa clinical trial and the long term patient follow-up through 2016 and beyond.

While the Company announced on February 20, 2016 that is was terminating the HCV program, Benitec is committed to completing the study and the company’s estimate of the cost, assuming all patients remain in the study and the follow-up continues to 2021 is a maximum of $1.0m. The scenario of all patients remaining in the study to 2021 is most unlikely and the actual cost is likely to be far less than the nominated contingency of $1m.

On November 11, 2014, the Company entered into a Collaborative Research and License Agreement with 4D Molecular Therapeutics (4DMT) to identify and develop adeno-associated virus (“AAV”) vector variants optimised for gene delivery to tissues within the eye using 4D technology and products combining such optimised AAV vector variants with Benitec’s ddRNAi technology, for further development and commercialisation by Benitec under license from 4D Molecular. Under this agreement the Group shall fund 4DMT for the studies to be carried out by 4DMT according to the research plan that was agreed between the parties.

On July 20, 2016, the Company signed a contract with RxGen Inc. to conduct a study to evaluate the ocular tolerance of GFP expressing vector variants in non-human primates.

On December 20, 2016, the Company signed a Collaborative Research Agreement with Royal Holloway University of London to support studies in an OPMD animal model with the Company’s clinical constructs.

The Company has contracted for scientific work on the therapeutic programs, as described above, and payments total approximately $1.46m. (June 30, 2016: $2.72m).

BENITEC BIOPHARMA LIMITED	Page | 26
Interim Report for the half year ended December 31, 2016

Notes to the Consolidated Financial Statements

FOR THE HALF-YEAR ENDED DECEMBER 31, 2016

11.	CONTINGENT LIABILITIES

Benitec decided during the year, that it would not proceed with any commercialisation of the Biomics hepatitis B program that it acquired in July 2015. Under the agreement with Biomics milestone payments and future royalties, were payable if the program was commercialised. These milestone payments and future royalties have been previously disclosed as a contingent liability. As no commercialisation of this technology will take place no further disclosure will be made as payments and future royalties are no longer payable.

In December 2016, Benitec executed an exclusive, world-wide sublicensing agreement that will enable Benitec, in collaboration with NantWorks, to develop a clinical stage asset to treat Head and Neck Squamous Cell Carcinoma using a gene silencing approach that targets the Epidermal Growth Factor Receptor (EGFR).   The sublicensing agreement, the terms of which are confidential are in line with industry standards, is an exclusive royalty bearing license with related development milestone payments

12.	RELATED PARTY TRANSACTIONS

Parent entity

Benitec Biopharma Limited is the parent entity.

Key management personnel

Disclosures relating to key management personnel are set out in June 30, 2016 Annual Report in the remuneration report.

13.	RELATED PARTY TRANSACTIONS

Other transactions with key management personnel and their related parties

Legal services at normal commercial rates totalling $85,898 (half year ended December 31, 2015: $59,102) were provided by Francis Abourizk Lightowlers, a law firm in which Peter Francis is a partner and has a beneficial interest. In addition, Benitec has rented office space in Melbourne from Francis Abourizk Lightowlers and the rental cost for the period was $11,102.

Consultancy fees were paid for executive duties totalling $32,133 (half year ended December 31, 2015: $85,113) provided by Newstar Ventures Ltd, a corporation in which John Chiplin is a Director and has a beneficial interest.

Receivable from and payable to related parties

There were no trade receivables from or trade payables to related parties at the current and previous reporting date.

Loans to/from related parties

There were no loans to or from related parties at the current and previous reporting date.

Terms and conditions

All transactions were made on normal commercial terms and conditions and at market rates.

BENITEC BIOPHARMA LIMITED	Page | 27
Interim Report for the half year ended December 31, 2016

Management’s discussion and analysis of financial condition and review of operations for the half year ended December 31, 2016

Operating Results

We are a clinical-stage biotechnology company with a pipeline of in-house and partnered therapeutic programs based on our patented gene-silencing technology, ddRNAi. We are developing treatments for chronic and life-threatening human diseases such as hepatitis B, age-related macular degeneration, solid tumours and oculopharyngeal muscular dystrophy based on this technology. In addition, we have licensed ddRNAi technology to other biopharmaceutical companies that are progressing their programs towards, or are in, clinical development for applications, including HIV/AIDS, retinitis pigmentosa, Huntington’s disease, cancer immunotherapy and intractable neuropathic pain.

Our focus continues to be on validating our ddRNAi platform technology. Whilst we discontinued our hepatitis C (TT-034) program for commercial reasons, the results of the Phase I/IIa clinical trial indicated that TT-034 met its 24-week primary endpoint based on safety within liver and other organs. Although there was no significant decrease in viral load in treated patients, which was a secondary endpoint of the study, an important aspect of this study was that this was the first time DNA transduction and transgene expression could be measured directly in hepatic tissues following systemic administration. The long term clinical safety data gathered from this study combined with superior efficacy data we have seen in preclinical animal models is a strong validation of our ddRNAi technology platform and our pipeline of ddRNAi therapeutics.

In the near future, we expect to earn revenue from partnering in-house programs with biotechnology and pharmaceutical companies, forming strategic collaborations with pharmaceutical companies, and out-licensing the ddRNAi platform for therapeutic areas outside of the Company’s in-house pipeline. There can be no assurance, however, as to whether we will enter into any additional such arrangement or what the terms of any such arrangement could be.

During the quarter ended December 31, 2016 we executed an exclusive, world-wide sublicensing agreement that will enable Benitec, in collaboration with NantWorks, to develop a clinical stage asset to treat Head and Neck Squamous Cell Carcinoma using a gene silencing approach that targets the Epidermal Growth Factor Receptor. The asset (now referred to as BB-401) is comprised of a DNA plasmid which produces an antisense RNA to silence EGFR. EGFR is a well validated oncology target and has been shown to be a key driver of the growth of HNSCC lesions with more than 80% of HNSCC lesions exhibiting significantly elevated levels of EGFR versus concentrations found in non-malignant tissues. In addition to the in-licensing of the clinical asset, BB-401, the collaboration will also include the development of a novel compound utilising Benitec’s proprietary ddRNAi gene silencing platform against a related family of therapeutic targets underlying the core pathophysiology of HNSCC.

During the quarter, we also continued our focus on enhancing internal project management practices to ensure efforts are focused on those areas with a high probability of return on investment and commercial success and that future activities are outcome driven with improved control over timelines, deliverables and cash management.

We may generate revenue from licensing programs, strategic alliances or collaboration arrangement with pharmaceutical companies. These arrangements are likely to be more appealing to them when our pipeline is more advanced. We do not expect to generate revenue from product sales unless and until we successfully complete clinical development and obtain regulatory approval for one or more of our product candidates, which we expect will take a number of years, is subject to significant uncertainty and may never occur.

We will continue to pursue licensing programs, strategic alliances and collaboration arrangements with pharmaceutical companies and we regard this as our key value creation opportunity unless and until we are able to gain regulatory approval for one of our product candidates and decide to commercialise it ourselves. If we were to decide to take one or more product candidates to commercialisation on our own, the process of obtaining regulatory approval for the selected programs and building the commercial infrastructure that would be necessary to commercialise them, if approved, would require substantial additional funding.

BENITEC BIOPHARMA LIMITED	Page | 28
Interim Report for the half year ended December 31, 2016

Management’s discussion and analysis of financial condition and review of operations for the half year ended December 31, 2016

Operating Results (continued)

Our current operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned. These additional funds could be raised through public or private equity or debt financings (although debt financings are unlikely to be available until we have significant revenue and cash flow to service debt we may incur), government or other third-party funding, strategic alliances and licensing arrangements or a combination of these approaches. However, we may be unable to raise additional funds or enter into such other arrangements when needed on favourable terms or at all. Our failure to raise capital or enter into such other arrangements as and when needed would have a negative impact on our financial condition and compromise our ability to develop our product candidates and pursue our strategy.

We expect to incur losses for the foreseeable future, and we expect these losses to increase as we continue our development of, and seek regulatory approvals for, our product candidates. Because of the numerous risks and uncertainties associated with product development in our field, we are unable to predict the timing or amount of increased expenses, or when or if we will be able to generate product revenue or achieve or maintain profitability. Our ability to generate revenue from licensing, strategic alliances and collaboration arrangements and product sales will depend on a number of factors, including, among others, obtaining and maintaining adequate coverage and reimbursement from third-party payors for any of our product candidates that may receive regulatory approval. Even if we are able to generate revenues from licensing programs, strategic alliances or collaboration arrangements or commercial sale of our products, we may not become profitable. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and we could be forced to reduce our operations.

Financial operations overview

To date, we have derived revenues from licensing fees and interest income. We have not generated any revenues from the sales of products. Revenues from licensing fees and interest income are included in the revenue line item on our statement of profit or loss. Our licensing fees have been generated through the licensing of our ddRNAi technology to biopharmaceutical companies.

Our grant income is generated through the Australian Federal Government’s Research and Development Tax Incentive program, under which the government provides a cash refund for the 45% of eligible research and development expenditures, including salaries, by small Australian entities having a tax loss. For this purpose, small Australian entities are defined as those with less than $20m in revenue. This grant is available for our research and development activities in Australia, as well as activities in the United States to the extent such US-based expenses relate to our activities in Australia, do not exceed half the expenses for the relevant activities and are approved by the Australian government. Because the grants are determined by the Australian government following the completion of a fiscal year based upon eligible research and development expenditures, grants are recorded in the fiscal year received, or anticipated to be received (when a reliable estimate can be made) rather than the fiscal year to which they relate. From July 2016 the cash refund rate has been decreased to 43.5% affecting claims made for the financial year 2017.

Employment related costs

Employment related costs include salaries for all our employees and related benefits, including the grant of share options, which are valued and included in the statements of profit or loss and other comprehensive income as share based expenses.

BENITEC BIOPHARMA LIMITED	Page | 29
Interim Report for the half year ended December 31, 2016

Management’s discussion and analysis of financial condition and review of operations for the half year ended December 31, 2016

Financial operations overview (continued)

Impairment

We assess at the end of each fiscal year and half year whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing is required for an asset, such as goodwill, intangible assets with indefinite useful lives and intangible assets not yet available for use, we make an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of its fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset’s value in use cannot be estimated to be close to its fair value. In such cases, the asset is tested for impairment as part of the cash generating unit to which it belongs. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses relating to continuing operations are recognised in those expense categories consistent with the function of the impaired asset unless the asset is carried at revalued amount (in which case the impairment loss is treated as a revaluation decrease).

Royalties and license fees

Benitec pays royalties and license fees in connection with our licensing of intellectual property from third parties. In connection with our acquisition of Tacere in 2012, we agreed to pay to the former shareholders of Tacere royalties on certain licensing revenue earned by us through the license of certain products, including TT-034, covered by a patent controlled by Tacere in October 2012. Any such royalties would be calculated as follows: 15% if the license is entered into prior to commencement of a Phase III clinical study and 2.5% if the license is entered into after commencement of a Phase III clinical study. Also, if we were to directly sell these products, then we would pay a royalty of 2.5% on net sales to the former shareholders of Tacere.

In August 2009, Benitec entered into a collaborative agreement with Biomics Biotech Co., Ltd., or Biomics, pursuant to which we agreed to share any revenue generated from commercialising our jointly filed patents which relate to single-stranded RNA and shRNA sequences for treatment of hepatitis B. In July 2015, we entered into an earn-out agreement with Biomics pursuant to which we acquired all rights, title and interest in these patents in exchange for upfront and milestone payments. At the time of signing the agreement, we paid Biomics $2.5 m consisting of $2.0m in cash and 647,333 ordinary shares (having a value of $500,000 at the time the agreement was entered into). These shares could not be traded until October 1, 2015 and thereafter Biomics may only sell up to $100,000 in value of those shares in any calendar month. Upon out-licensing a patent in this patent family we will also pay Biomics 50% of the initial licensing revenue received by us up to a maximum of $3.5m and, in the event we receive licensing revenue greater than $6m, we would pay Biomics 1.5% of licensing revenue on any such additional amounts.

In August 2013, Benitec entered into a commercial license arrangement with New South Innovations Pty Limited, or NSi, of University of New South Wales for the patent portfolio relating to our therapy product candidate for NSCLC. The license provides for modest up-front and ongoing license fees, and also milestone and single digit percentage royalty payments on net sales. A percentage of sub-licensing revenue is also payable to NSi. We may terminate the license at will, and in the event of certain breaches by NSi. NSi may terminate the license in the event of certain breaches by Benitec. Although Benitec recently decided to discontinue the NSCLC program, the license has not been terminated by either party.

BENITEC BIOPHARMA LIMITED	Page | 30
Interim Report for the half year ended December 31, 2016

Management’s discussion and analysis of financial condition and review of operations for the half year ended December 31, 2016

Financial operations overview (continued)

Foreign exchange translation

The foreign currency translation reserve represents the currency translation movements of subsidiary company balances denominated in foreign currencies at year end. Foreign currency monetary items are translated at the period exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined. Movements in the foreign currency translation reserve are shown in our Statement of Profit or Loss and Other Comprehensive Income.

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transactions. Exchange rate differences are recognised in the Statement of Profit or Loss and Other Comprehensive Income.

Critical Accounting Policies and Estimates

The preparation of our financial statements requires us to make estimates and judgments that can affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities at the date of our financial statements. We analyse our estimates and judgments and we base our estimates and judgments on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Actual results may vary from our estimates. Our significant accounting policies are described in Note 1 to these periodic financial statements and are detailed in Note 1 to our consolidated financial statements for the fiscal year ended June 30, 2016 (which are available on the company website and at ASX:BLT NASDAQ: BNTC; NASDAQ: BNTCW). We have summarised below the accounting policies of particular importance to the portrayal of our financial position and results of operations and that require the application of significant judgment or estimates by our management.

Share-based payments transactions

We measure the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined using a Black-Scholes model.

Tax losses

Given our history of recent losses, we have not recognised a deferred tax asset with regard to unused tax losses and other temporary differences, as it has not been determined whether we or our subsidiaries will generate sufficient taxable income against which the unused tax losses and other temporary differences can be utilised. We note that the availability of tax losses is subject to an Australian continuity of ownership test or, if we fail that test, the same business test. If we continue to obtain funding from new shareholders, then we may not comply with the continuity of ownership test.

Certain differences between IFRS and U.S. GAAP

IFRS differs from U.S. GAAP in a few respects. While we have not assessed the materiality of differences between IFRS and U.S. GAAP, we note in particular that IFRS permits the recording of finance income as revenue and research and development grants as income, unlike U.S. GAAP, under which interest and other finance revenue, would not be recorded as income but instead as net finance income and research and development grants would be recorded as an offsetting reduction to research and development expenses. In addition, under IFRS, all employment-related

BENITEC BIOPHARMA LIMITED	Page | 31
Interim Report for the half year ended December 31, 2016

Management’s discussion and analysis of financial condition and review of operations for the half year ended December 31, 2016

Financial operations overview (continued)

Certain differences between IFRS and U.S. GAAP (continued)

expenses are reported in their own line item in our Statement of Profit or Loss and Other Comprehensive Income, unlike U.S. GAAP, under which employment-related expenses are generally allocated to line items such as research and development expense or general and administrative expense based on the functions performed by each applicable employee.

The following discussion relates to our consolidated results of operations, financial condition and capital resources. You should read this discussion in conjunction with our consolidated financial statements and the notes thereto contained elsewhere in this report.

Results of Operation

A.         Comparison of the six months ended December 31, 2016 to the six months ended December 31, 2015

Revenue	For the six months ended December 31		Increase
	2016	2015	(Decrease)
	$’000	$’000	$’000
Revenue:
Licensing revenue and royalties	171	188	(17)
Other Revenue:
Finance income - interest	87	134	(47)

Other Income:
Australian Government R&D Grants	5,666	-	5,666
Net foreign exchange unrealised gain	114	(285)	399

Licensing revenue and royalties decreased very slightly from the six months ended December 31, 2015 to the six months ended December 31, 2016 primarily due to timing differences in the recognition of such revenue.

Finance income decreased by $0.05m from $0.13m in the six months ended December 31, 2015 to $0.09m in the six months ended December 31, 2016, due to lower cash holdings.

Australian Government R&D tax rebates include a receivable of $5.618m taken up by the Company. Receipt of the funds is expected in the current financial year. In the 2016 year this receivable was not taken up until the third quarter.

The unrealised foreign exchange gain in 2016 was due to the effect of fluctuations in the AUD/USD exchange rate on the USD cash balances held by the Parent Company.

BENITEC BIOPHARMA LIMITED	Page | 32
Interim Report for the half year ended December 31, 2016

Management’s discussion and analysis of financial condition and review of operations for the half year ended December 31, 2016

A.           Comparison of the six months ended December 31, 2016 to the six months ended December 31, 2015 (continued)

Expenses

Research and development expense. Research and development expense decreased by $4.15m, from $8.15m in the six months ended December 31, 2015 to $4.00m in the six months ended December 31, 2016, primarily due to:

•	In a prior period R&D expense included the acquisition cost of preclinical hepatitis B program from its collaborator, Biomics Biotechnologies, for $2.5m in July 2015.
•	Termination of the hepatitis C program.
•	Termination of the non-small cell lung cancer program.

Employment related expenses. Employment-related expenses decreased by $0.79m, from $3.36m in the six months ended December 31, 2015 to $2.57m in the six months ended December 31, reflecting normal variations in staffing levels.

Share based expenses. Share based expenses decreased by $1.25m, from $1.48m in the six months ended December 31, 2015 to $0.23m in the six months ended December 31, 2016 due to forfeiture, vesting of previously issued options and the issue of fewer options.

Share based expenses are calculated using a Black-Scholes model. The share based expense model uses a data set that includes share price and exercise price, exercise probability, volatility, exercise time and interest rates. We recognise share based expenses over the service period in which the employee earns the award, which is the vesting period of the award.

Travel related costs. Travel related costs decreased by $0.41m from $0.73m in the six months ended December 31, 2015 to $0.32m in the six months ended December 31, 2016 due to reduced travel costs associated with prior year IPO.

Consultants’ costs. Consultants related costs decreased by $0.12m from $0.56m in the six months ended December 31, 2015 to $0.44m in the six months ended December 31, 2016. We retain specialist advisers in relation to our key product candidate programs and for media and shareholder relations capabilities.

Occupancy costs. There was minimal movement between comparative periods in occupancy costs.

Corporate expenses. Corporate expenses increased by $0.37m from $0.54m in the six months ended December 31, 2015 to $0.91m in the six months ended December 31, 2016 due to increased NASDAQ compliance cost.

IPO costs. No IPO costs were incurred in the current period. In the prior corresponding prior we expensed legal, accounting and other costs of $0.97m in the six month period to December 30, 2015 in relation to our US initial public offering which was completed in August 2015.

Profit/(Loss) for the period

As a result of the foregoing, a loss of $2.96m was made during the period compared with a loss of $16.07m in the six months ended December 31, 2015.

BENITEC BIOPHARMA LIMITED	Page | 33
Interim Report for the half year ended December 31, 2016

Management’s discussion and analysis of financial condition and review of operations for the half year ended December 31, 2016

A.	Comparison of the six months ended December 31, 2016 to the six months ended December 31, 2015 (continued)

Profit/(Loss) for the period (continued)

Given our and our subsidiaries’ history of recent losses, we have not recognised a deferred tax asset with regard to unused tax losses and other temporary differences, as it has not been determined whether we or our subsidiaries will generate sufficient taxable income against which the unused tax losses and other temporary differences can be utilised.

B.	Liquidity and Capital Resources

We have incurred cumulative losses and negative cash flows from operations since our inception in 1995, and as of June 30, 2016 we had accumulated losses of $131.37m and at December 31, 2016 we had accumulated losses of $133.10m. We anticipate that we will continue to incur losses for at least the next several years. We expect that our research and development and general and administrative expenses will continue to increase and, as a result, we will need additional capital to fund our operations, which we may raise through a combination of equity offerings, debt financings, other third-party funding and other collaborations, strategic alliances and licensing arrangements.

Operating capital requirements

We have had no borrowings in, fiscal 2015, fiscal 2016 or in this six months to December 31, 2016 and do not currently have a credit facility.

As at December 31, 2016 we had cash and cash equivalents of $12.27m (June 30, 2016 $18.23m). Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation. Currently our cash and cash equivalents are held in bank accounts. Our short-term investments consist of term deposits with maturity within 90 days.

To date, our sources of liquidity have been licensing revenue and royalties, Australian government research and development grants, interest on invested cash in excess of immediate requirements and proceeds of the issuance of equity securities.

In the future, we expect our revenue stream will be generated mostly from licensing, strategic alliances and collaboration arrangements with pharmaceutical companies. While we continue to progress discussions and advance opportunities to engage with pharmaceutical companies and continue to seek licensing partners for ddRNAi in disease areas that are not our focus, there can be no assurance as to whether we will enter into such arrangements or what the terms of any such arrangement could be.

While we have established some licensing arrangements, we do not have any products approved for sale and have not generated any revenue from product sales. We do not know when, or if, we will generate any revenue from product sales. We do not expect to generate significant revenue from product sales unless and until we obtain regulatory approval of and commercialise one of our current or future product candidates.

Unless and until we establish significant revenues from licensing programs, strategic alliances or collaboration arrangements with pharmaceutical companies, or from product sales, we anticipate that we will continue to generate losses for the foreseeable future, and we expect the losses to increase as we continue the development of product candidates and begin to prepare to commercialise any product that receives regulatory approval. We are subject to the risks inherent in the development of new gene therapy products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business.

BENITEC BIOPHARMA LIMITED	Page | 34
Interim Report for the half year ended December 31, 2016

Management’s discussion and analysis of financial condition and review of operations for the half year ended December 31, 2016

B.	Liquidity and Capital Resources(continued)

Operating capital requirements (continued)

We have based our projections of operating capital requirements on assumptions that may prove to be incorrect and we may use all of our available capital resources sooner than we expect. Because of the numerous risks and uncertainties associated with research, development and commercialisation of pharmaceutical products, we are unable to estimate the exact amount of our operating capital requirements. Our future funding requirements will depend on many factors, including, but not limited to:

•	the timing and costs of our planned clinical trials for our product candidates;

•	the timing and costs of our planned preclinical studies for our product candidates;

•	the number and characteristics of product candidates that we pursue;

•	the outcome, timing and costs of seeking regulatory approvals;

•	revenue received from commercial sales of any of our product candidates that may receive regulatory approval;

•	the terms and timing of any future collaborations, licensing, consulting or other arrangements that we may establish;

•	the amount and timing of any payments we may be required to make, or that we may receive, in connection with the licensing, filing, prosecution, defence and enforcement of any patents or other intellectual property rights;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and protecting our intellectual property rights and defending against intellectual property related claims; and

•	the extent to which we need to in-license or acquire other products and technologies.

C.	Research and Development, Patents and Licenses, etc.

Research and development expenses consist primarily of costs incurred for the development of our product candidates, which include:

•	expenses incurred under agreements with academic research centres, clinical research organisations and investigative sites that conduct our clinical trials; and

•	the cost of acquiring, developing, and manufacturing clinical trial materials.

Research and development expenses do not include employment related expenses, which are included in our Statement of Profit or Loss and Other Comprehensive Income as a separate line item.

Research and development costs are expensed as incurred. Costs for certain development activities are recognised based on an evaluation of the progress to completion of specific tasks using information and data provided to us by our vendors and our clinical sites.

BENITEC BIOPHARMA LIMITED	Page | 35
Interim Report for the half year ended December 31, 2016

Management’s discussion and analysis of financial condition and review of operations for the half year ended December 31, 2016

C.	Research and Development, Patents and Licenses, etc.(continued)

We cannot determine with certainty the duration and completion costs of the current or future product development, preclinical studies or clinical trials of our product candidates. The duration, costs, and timing of clinical trials and development of our product candidates will depend on a variety of factors, including:

•	the scope, rate of progress, and expense of our ongoing as well as any additional clinical trials and other research and development activities;

•	the countries in which trials are conducted;

•	future clinical trial results;

•	uncertainties in clinical trial enrolment rates or drop-out or discontinuation rates of patients;

•	potential additional safety monitoring or other studies requested by regulatory agencies;

•	significant and changing government regulation; and

•	the timing and receipt of any regulatory approvals.

A change in the outcome of any of these variables with respect to the development of a product candidate could mean a significant change in the costs and timing associated with the development of that product candidate. For example, if the FDA, or another regulatory authority were to require us to conduct clinical trials beyond those that we anticipate will be required to complete clinical development of a product candidate or if we experience significant delays in enrolment in any of our clinical trials, we could be required to expend significant additional financial resources and time on the completion of clinical development.

We plan to increase our research and development expenses for the foreseeable future as we continue the development of ddRNAi product candidates and explore further potential applications of our technology.

D.	Trend Information

Our objective is to become the leader in discovering, developing, clinically validating and commercialising ddRNAi-based therapeutics for a range of human diseases with high unmet clinical need or large patient populations, and to thereby provide a better life for patients with these diseases. Our strategy to accomplish this goal is to progress our pipeline of proprietary ddRNAi-based therapeutics, continue our leadership position in ddRNAi-based therapeutics, develop drugs in our core disease area, partner selectively to commercialise and expand our pipeline and pursue indications with high unmet medical need or a large patient population.

The scientific research that forms the basis of our efforts to develop product candidates is based on the therapeutic use of ddRNAi, and the identification, optimisation and delivery of ddRNAi-based product candidates is relatively new. The scientific evidence to support the feasibility of successfully developing therapeutic treatments based on ddRNAi is preliminary and limited. There can be no assurance that any development and technical problems we experience in the future will not cause significant delays or unanticipated costs, or that such development problems can be solved.

We are currently working to advance our product candidates for hepatitis B, AMD and OPMD through to completion of pre-clinical proof of concept studies and completion of a pre-IND meeting with the US FDA. Based on cash requirements and financing we will continue to advance our product candidates through to submission of an IND application and potentially completion of clinical proof of concept. Although we have decided to terminate our hepatitis C program, we are currently completing our Phase I/IIa clinical trial for hepatitis C.

BENITEC BIOPHARMA LIMITED	Page | 36
Interim Report for the half year ended December 31, 2016

Management’s discussion and analysis of financial condition and review of operations for the half year ended December 31, 2016

E.	Off-Balance Sheet Arrangements.

We did not have over the past three fiscal years and this half year to December 2016, and we currently do not have, any off-balance sheet arrangements as defined in the rules and regulations of the Securities and Exchange Commission.

Risk Factors

In addition to the other information set forth in this Half Year Report, you should carefully consider the factors discussed in “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended June 30, 2016. The risks disclosed in our Annual Report on Form 20-F could materially affect our business, financial condition or future results. The risks described in our Annual Report on Form 20-F are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition or operating results in the future.

BENITEC BIOPHARMA LIMITED	Page | 37
Interim Report for the half year ended December 31, 2016

Directors' Declaration

for the half year ended December 31, 2016

In the opinion of the Directors of Benitec Biopharma Limited:

(a)	the consolidated financial statements and notes of Benitec Biopharma Limited are in accordance with the Corporations Act 2001, including

i	giving a true and fair view of its financial position as at December 31, 2016 and of its performance for the period ended on that date; and

ii	complying with Accounting Standard AASB 134 Interim Financial Reporting; and

(b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the directors:

Peter Francis

Director

Melbourne, February 22, 2017

BENITEC BIOPHARMA LIMITED	Page | 38
Interim Report for the half year ended December 31, 2016

Level 17, 383 Kent Street Sydney NSW 2000 Correspondence to: Locked Bag Q800 QVB Post Office Sydney NSW 1230 T +61 2 8297 2400 F +61 2 9299 4445 E info.nsw@au.gt.com W www.grantthornton.com.au

Independent auditor’s review report

To the members of Benitec Biopharma Limited

We have reviewed the accompanying half-year financial report of Benitec Biopharma Limited (the Company), which comprises the statement of financial position as at 31 December 2016, and the statement of profit or loss and other comprehensive income, statement of changes in equity and statement of cash flows for the half-year ended on that date, notes comprising a statement or description of accounting policies, other explanatory information and the directors’ declaration.

Directors’ Responsibility for the Half-year Financial Report

The Directors of Benitec Biopharma Limited are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such controls as the Directors determine is necessary to enable the preparation of the half-year financial report that is free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with the Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the Benitec Biopharma Limited financial position as at 31 December 2016 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Benitec Biopharma Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

Grant Thornton Audit Pty Ltd ACN 130 913 594

a subsidiary or related entity of Grant Thornton Australia Ltd ABN 41 127 556 389

‘Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Ltd is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 and its Australian subsidiaries and related entities. GTIL is not an Australian related entity to Grant Thornton Australia Limited.

Liability limited by a scheme approved under Professional Standards Legislation.

Page | 39

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we complied with the independence requirements of the Corporations Act 2001.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Benitec Biopharma Limited is not in accordance with the Corporations Act 2001, including:

a	giving a true and fair view of the financial position as at 31 December 2016 and of its performance for the half-year ended on that date; and

b	complying with Accounting Standard AASB 134 Interim Financial Reporting and Corporations Regulations 2001.

GRANT THORNTON AUDIT PTY LTD

Chartered Accountants

L M Worsley

Partner - Audit & Assurance

Sydney, 22 February 2017

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